U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

Suite #1860 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

MFC BANCORP LTD.

Suite 1860 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

2.	Date of Material Change:

The material change described in this report occurred on March 3, 2017.

3.	News Release:

On March 3, 2017, MFC Bancorp Ltd. (the "Company") issued a news release through the facilities of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change:

On March 3, 2017, the Company announced that Michael Smith has been appointed as the Company's interim President and Chief Executive Officer, replacing Gerardo Cortina, who has resigned from such positions.

5.	Full Description of Material Change:

5.1 Full Description of Material Change:

On March 3, 2017, the Company announced that Michael Smith has been appointed as the Company's interim President and Chief Executive Officer. Mr. Smith has replaced Gerardo Cortina, who has resigned as President and Chief Executive Officer of the Company in order to pursue outside opportunities. Mr. Cortina will continue with the Company on a part-time basis as Vice President in order to assist with the transition.

5.2 Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted by any of the securities commissions respecting the material change and this report:

Samuel Morrow

Chief Financial Officer

Telephone: (604) 683-8286 (contact through Rene Randall)

9.	Date of Report:

March 6, 2017

NEWS RELEASE
MFC Bancorp Ltd. Rene Randall Corporate Vice President 1 (604) 683 8286 ex 2 rrandall@bmgmt.com

MFC BANCORP LTD. ANNOUNCES MANAGEMENT CHANGE

NEW YORK (March 3, 2017) . . . MFC Bancorp Ltd. ("MFC" or the "Company") (NYSE: MFCB) announced today that Michael Smith, its Managing Director, has been appointed as the Company's interim President and Chief Executive Officer. Mr. Smith replaced Gerardo Cortina, who has resigned as President and Chief Executive Officer of the Company in order to pursue outside opportunities. Mr. Cortina will continue with the Company on a part-time basis as Vice President in order to assist with the transition.

About MFC

MFC is a merchant bank that provides financial services and facilitates structured trade for corporations and institutions. We specialize in markets that are not adequately addressed by traditional sources of supply and finance, with an emphasis on providing solutions for small and medium sized enterprises. We operate in multiple geographies and industries.

As a supplement to our operating business, we commit proprietary capital to assets and projects where intrinsic values are not properly reflected. These investments can take many forms, and our activities are generally not passive. The structure of each of these opportunities is tailored to each individual transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	March 6, 2017